UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-276870) of Brera Holdings PLC,  a public limited company incorporated in the Republic of Ireland, (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2024 (the “Shelf Registration Statement”) and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K Report are the Condensed Consolidated Interim Financial Statements (Unaudited) of the Company as of June 30, 2025 and December 31, 2024 and for the six-months  ended June 30, 2025 and 2024.

Reference is made to our Report of Foreign Private Issuer on Form 6-K filed on June 23, 2025 in which the Company disclosed the completion of the acquisition of Italian Serie B football club Juve Stabia S.r.l. Pursuant to the requirements of Regulation S-X in connection with a significant acquisition, the Company is furnishing the relevant financial statements as exhibits to this Form 6-K.

Attached as Exhibit 23.1 to the Form 6-K is the consent of Grant Thorton S.p.A. to the incorporation by reference of their audit report for Juve Stabia S.r.l.’s audited consolidated financial statements as of June 30, 2024 and 2023 into the Shelf Registration Statement and being named as an expert therein.

Attached as Exhibit 99.2 to this form 6-K are Audited Financial Statements of Juve Stabia for the year ended June 30, 2024 and for the year ended June 30, 2023.

Attached as Exhibit 99.3 to this form 6-K are Unaudited Financial Statements of Juve Stabia for the six months ended December 31, 2024 and 2023.

Attached as Exhibit 99.4 to this form 6-K are Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2024 and for the six months ended June 30, 2025.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thorton S.p.A.
99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of Brera Holdings PLC and its subsidiaries as of June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024.
99.2	Audited Financial Statements of Juve Stabia for the year ended June 30, 2024 and for the year ended June 30, 2023
99.3	Unaudited Financial Statements of Juve Stabia for the six months ended December 31, 2024 and 2023
99.4	Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2024 and for the six months ended June 30, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formated as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2025	BRERA HOLDINGS PLC

	By:	/s/ Dr. Fabio Scacciavillani
Dr. Fabio Scacciavillani
Chief Financial Officer

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